SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                            Blount International, Inc.
                                 (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    095177101
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,722,200 shares, which constitutes approximately 10.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 26,098,635 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,722,200 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,722,200 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,722,200 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.4%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio H Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,722,200 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,722,200 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,722,200 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 10.4%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio H Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,722,200 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,722,200 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,722,200 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.4%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio H Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 2,722,200 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,722,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,722,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.4%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio H Investors, L.P.

1.   Name of Reporting Person:

     Portfolio H Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,722,200 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,722,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,722,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.4%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,722,200 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,722,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,722,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.4%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio H Investors, L.P.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 12, 1996, as amended by Amendment No. 1 dated October 18, 1996, Amendment No. 2 dated December 23, 1996 and Amendment No. 3 dated June 4, 1997 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Stock"), of Blount International, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TIF             Not Applicable         Not Applicable

       TFI             Not Applicable         Not Applicable

       TCM             Not Applicable         Not Applicable

       TMT             Not Applicable         Not Applicable

       PHI             Other (1)              $61,565,553.69

       PA              Not Applicable         Not Applicable

       (1)     Contributions from partners.

Item 4.  PURPOSE OF TRANSACTION.

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had and expect to have further discussions with management of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons also may, in the future, have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

       The Reporting Persons requested and received early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Act of 1976, as amended, on September 25, 1996, to purchase up to 15% of the Common Stock of the Issuer and, depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:
       (a)

       TIF

       Because of its position as the sole stockholder of PA, which is the sole general partner of PHI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,722,200 shares of the Stock, which constitutes approximately 10.4% of the outstanding shares of the Stock.

       TFI

       Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PHI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,722,200 shares of the Stock, which constitutes approximately 10.4% of the outstanding shares of the Stock.

       TCM

       Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PHI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,722,200 shares of the Stock, which constitutes approximately 10.4% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PHI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,722,200 shares of the Stock, which constitutes approximately 10.4% of the outstanding shares of the Stock.

       PHI

       The aggregate number of shares of the Stock that PHI owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,722,200, which constitutes approximately 10.4% of the outstanding shares of the Stock.

       PA

       Because of its position as the sole general partner of PHI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,722,200 shares of the Stock, which constitutes approximately 10.4% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TIF

       As the sole stockholder of PA, which is the sole general partner of PHI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,722,200 shares of the Stock.

       TFI

       As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PHI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,722,200 shares of the Stock.

       TCM

       As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PHI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,722,200 shares of the Stock.

       TMT

       As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PHI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,722,200 shares of the Stock.

       PHI

       Acting through its sole general partner, PHI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,722,200 shares of the Stock.

       PA

       As the sole general partner of PHI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,722,200 shares of the Stock.

       (c) During the past 60 days, PHI has purchased shares of the Stock in transactions on the New York Stock Exchange, as follows:

                      NO. OF SHARES        PRICE PER
      DATE              PURCHASED            SHARE

      07/13/98            700              $ 28.53
      07/14/98          5,000                28.28
      07/15/98          2,000                27.84
      07/22/98          2,000                27.59
      07/23/98          3,000                27.25
      07/24/98          1,000                27.02
      07/27/98          1,000                26.90
      07/28/98          3,000                26.65
      07/29/98          3,000                26.15
      07/29/98         21,200                26.37
      08/04/98         16,300                26.31
      08/05/98          2,000                25.85
      08/05/98          3,700                26.31
      08/11/98          4,000                26.40
      08/21/98          6,000                27.28
      08/24/98          2,000                26.78
      08/27/98          2,000                26.53
      08/28/98          8,000                25.90
      08/28/98          6,700                25.37
      08/28/98         15,000                25.50
      08/31/98         14,000                24.53
      09/01/98          6,000                23.12
      09/01/98         20,000                23.37
      09/02/98         16,200                23.69
      09/08/98         18,900                23.94
      09/09/98         22,000                22.05
      09/09/98         50,000                22.44
      09/09/98         22,100                21.69
      09/09/98         64,400                21.69
      09/10/98          8,300                20.44
      09/10/98          4,000                20.21


      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(k)(1)(iii) previously filed with the Commission.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:     September 11, 1998


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    PORTFOLIO H INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO ASSOCIATES, INC.,
                                           a Delaware corporation,
                                           General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President



                                    PORTFOLIO ASSOCIATES, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham,
                                             Vice President

                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission